PRICING SUPPLEMENT (To Prospectus Supplement dated May 11, 2018 and Prospectus dated May 11, 2018)	Filed pursuant to Rule 424(b)(3) Registration No. 333-224298

KfW, Frankfurt/Main, Federal Republic of Germany

USD 150,000,000

0.265% Notes due 13 July 2022,

CUSIP: 48245ACN9, ISIN: US48245ACN90

Investing in the Notes involves certain risks that are described in the “Risk Factors” section in the Prospectus Supplement.

	Price to Public(1)	Discounts and Commissions	Proceeds, before expenses to KfW
Per Note	100.00%	0.00%	100.00%
Total	USD 150,000,000	—	USD 150,000,000

(1)	Plus accrued interest, if any, from the Interest Commencement Date specified below, if the notes are delivered after that date.

The Dealer(s) named below expect to deliver the notes to investors on or about 13 July 2020.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this pricing supplement or the related prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

BANK OF MONTREAL, LONDON BRANCH

8 July 2020

ABOUT THIS PRICING SUPPLEMENT

This pricing supplement supplements the accompanying prospectus supplement dated May 11, 2018 relating to KfW’s Medium-Term Note Program and the accompanying prospectus dated May 11, 2018 relating to KfW’s debt securities. If the information in this pricing supplement differs from the information contained in the prospectus supplement or the prospectus, you should rely on the information in this pricing supplement.

You should read this pricing supplement along with the accompanying prospectus supplement and prospectus. All three documents contain information you should consider when making your investment decision. You should rely only on the information provided or incorporated by reference in this pricing supplement, the prospectus and the prospectus supplement. We have not authorized anyone else to provide you with different information. KfW and the dealers are offering to sell the notes and seeking offers to buy the notes only in jurisdictions where it is lawful to do so. The information contained in this pricing supplement, the accompanying prospectus supplement and prospectus is current only as of this date, and information incorporated by reference is current only as of the date of such information.

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SPECIFIC TERMS

Issuer: KfW	Title of Securities: USD 150,000,000 0.265% Notes due 13 July 2022 (the “Notes”)
Aggregate Principal Amount: USD 150,000,000	Interest Rate: 0.265% per annum
Original Issue Date: 13 July 2020	Maturity Date: 13 July 2022
Interest Commencement Date: 13 July 2020	Final Redemption Price: 100%

Payments:

First Interest Payment Date: 13 January 2021

Interest Payment Date(s): 13 January 2021, 13 July 2021, 13 January 2022, 13 July 20222

Redemption:    ☐  Yes            ☒  No

Redemption Commencement Date (as provided in para. 3 of §7 of the Conditions):

Redemption Date(s) (as provided in para. 2 of §7 of the Conditions):

Minimum Redemption Notice Period:

Redemption Price (expressed as a percentage of the Aggregate Principal Amount to be redeemed):

Repayment:    ☐  Yes            ☒  No

Repayment Date(s):

Minimum Repayment Notice Period:

Repayment Price (expressed as a percentage of the Aggregate Principal Amount to be repaid):

Specified Currency: U.S. dollars for all payments unless otherwise specified below:

Payments of principal and any premium:

Payments of interest:

Authorized Denomination: USD 200,000

Exchange Rate Agent:

Original Issue Discount Note (“OID”):     ☐ Yes ☒ No

Total Amount of OID:

Yield to Maturity:

Initial Accrual Period OID:

Day Count Fraction: 30/360 (as provided in para. 2 of §3 of the Conditions; for the avoidance of doubt: interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months (unless (A) the last day of the Calculation Period is the 31st day of a month and the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (B) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month))

Business Day Convention: Following Business Day Convention; no adjustment of interest (as provided in para. “Payments due on a Non-Business Day” of §5 of the Conditions)

Other Terms of Notes:

N/A

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Other:

(1) United States Tax Considerations

Please see the description under the heading “United States Taxation — United States Holders” in the accompanying prospectus for a summary of the material U.S. federal income tax consequences of owning the Notes.

(2) Delivery and Settlement

We expect that delivery of the Notes will be made against payment therefor on or about the closing date, which will be the fifth New York business day following the date of pricing of the Notes (“T+5”). Under Rule 15c6-1 under the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to the delivery of the Notes may be required, by virtue of the fact that the Notes will initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Such purchasers should also consult their own advisors in this regard.

Terms left blank or marked “N/A,” “No,” “None” or in a similar manner shall not apply to the issue of Notes except as may otherwise be specified.

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